(1)     On February 11, 2005, the reporting person entered into a prepaid variable forward contract ("Contract") with an unaffiliated third party buyer
("Buyer") pursuant to a Master Agreement dated February 11, 2005. The Contract obligates the reporting person to deliver to the Buyer up to 140,080 Common
Shares (or an equivalent amount of cash, if elected by him) on the Maturity Date of the Contract (i.e., August 13, 2012, or an earlier date if the parties agree to terminate the Contract early).  In exchange for assuming this obligation, the reporting person received a cash payment of $3,144,320.08 as of the date of entering into the Contract.  The reporting person pledged 140,080 Common Shares
(the "Pledged  Shares") to secure its obligations under the Master Agreement, and retained voting rights in the Pledged Shares during the period of the pledge.  The reporting  person will pay to Buyer all dividends received on the
Pledged Shares during the term of transaction.  The number of shares to be delivered to the Buyer on the Maturity Date is to be determined as follows,  on the basis of prices of the Common Shares that are subject to adjustment for events specified in the Master Agreement:

o        If the price per share of the Common Shares on the Maturity Date is less than or equal to $30.9644  (i.e., the "Initial Share Price," which is the price on the date of entering into the Contract), the reporting person will deliver to the Buyer the entire amount of Pledged Shares;

o        If the price per share of the Common  Shares on the Maturity Date is between the Floor Price and $55.7359 (the "Cap Price"), the reporting person will deliver to the Buyer a number of shares determined by multiplying the Pledged Shares by the Floor Price, and dividing the resulting number by the price of the Common Shares on the Maturity
         Date;

o        If the price per share of the Common Shares on the Maturity Date is greater than the Cap Price, the reporting person would deliver to the
         Buyer a number of shares determined by reference to a formula specified in the contract that would result in the reporting person being obligated to deliver fewer than the number of Pledged Shares.